Exhibit 1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Breakwater reports first quarter 2006 financial and operating results

            (TSX: BWR)

            TORONTO, May 11 /CNW/ - Breakwater is an exploration, development and mining company with operations in Canada, Honduras and Chile. The Company produces and sells zinc, lead, copper and gold concentrates to customers around the world. All of the Company's revenue is earned in US dollars, but it is reported in Canadian dollars for accounting purposes.

            Overview

            The financial and operating results in the first quarter of 2006 were notable for the following reasons:

            -   Net earnings increased to $38.9 million in 2006 from $4.1 million in
                2005, 2006 includes an income tax recovery of $27.2 million that was setup for the Myra Falls mine in the quarter.
            -   Gross sales revenue decreased by 12 percent to $80.7 million because
                38% fewer tonnes of concentrate were sold in 2006 and because the
                Company did not sell any copper concentrate in the quarter.
            -   Contribution from mining activities increased by $12.7 million to
                $20.7 million in 2006.
            -   Realized zinc prices were significantly higher at US$2,221 per tonne
                (US$1.01 per pound) compared with US$1,256 (US$0.57 per pound) in the same period of 2005. The realized Canadian dollar metals' prices were offset to some degree by the stronger Canadian dollar which averaged
                C$1.1559 per US$ in 2006, compared with $1.2274 per US$ in 2005.
            -   Total concentrate production decreased to 66,129 tonnes in 2006 from
                103,259 tonnes in 2005 because Bouchard Hebert and Bougrine closed in
                February 2005 and September 2005 respectively.
            -   Total cash costs per pound of payable zinc sold increased to US$0.63 from US$0.38 in the first quarter of 2005 because no copper concentrate was sold in the quarter resulting in lower by-product credits (see non-GAAP reconciliation below for details).

            Outlook

            While net earnings were up dramatically in the first quarter of 2006 we expect further improvement in the second quarter as the revenue from sales of copper concentrate is recognized and because metals prices have continued to rise.
            Production at both El Mochito and El Toqui were higher than forecast while production at Myra Falls fell short of forecast as more fully described below. Overall, we expect that we will meet our forecast for 2006 production of payable metal.
            In the meantime we continue to explore our land packages and investigate various opportunities to grow Breakwater's asset base.
            Additionally, on May 8, 2006 the Company announced the signing of an agreement with Virginia Mines Inc. ("Virginia") on the Coulon project, located in the James Bay region of the Province of Quebec.
            In accordance with the agreement, Breakwater has the option to acquire a
50% interest in the Coulon property in return for C$6.5 million in exploration expenditures and cash payments totalling C$180,000 over an 8-year period.
Virginia will be the operator until the completion of a positive pre-
feasibility study.
            The Coulon project is the host to polymetallic, massive-sulphide lenses, which returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 m on the Dom zone and of up to 1.31% Cu, 12.63 g/t Ag, 0.59% Zn over
38.13 m on the Nord Dom zone. The Coulon project located 15 km from the
Fontanges airport, lies in an unexplored volcanic belt and is characterized by a geological assemblage typical of belts hosting volcanogenic, massive-
sulphide deposits that have made north-western Quebec and north-eastern
Ontario one of the world's richest regions of polymetallic deposits. A budget of nearly CA$500,000 is foreseen for the second half of 2006 on the property.

            Statement of Operations Review - First Quarters 2006 and 2005

            Gross Sales Revenue

            Gross sales revenue on the sales of zinc, lead and gold concentrates decreased by 12% in the first quarter of 2006 to $80.7 million from
$91.3 million in the same period of 2005. Significantly higher realized metal prices offset most of the 38% decrease in concentrate sold and a
US$1.4 million mark-to-market charge relating to outstanding hedge positions.
With the exception of gold, all tonnages of concentrate sold were lower in the first quarter of 2006. No revenue from the sale of copper concentrate was recorded in the first quarter of 2006 as none of the copper concentrate shipped met the Company's revenue recognition policy. It is expected that revenue from three shipments of copper concentrate will be recorded in the second quarter.

            <<

            -------------------------------------------------------------------------
                                                                First         First
            Gross Sales Revenue by Metal                       Quarter       Quarter
            ($ thousands)                                       2006          2005
            -------------------------------------------------------------------------
            Zinc (US)                                            62.4          41.5
            -------------------------------------------------------------------------
            Lead (US)                                             2.7           5.3
            -------------------------------------------------------------------------
            Copper (US)                                           0.0          16.6
            -------------------------------------------------------------------------
            Gold (US)                                             3.7           5.6
            -------------------------------------------------------------------------
            Silver (US)                                           2.4           5.4
            -------------------------------------------------------------------------
            Hedging mark to market                               (1.4)          0.0
            -------------------------------------------------------------------------
              Total Gross sales revenue (US)                     69.8          74.4
            -------------------------------------------------------------------------
            Realized exchange rate (C$/US$) yearly average     1.1559        1.2274
            -------------------------------------------------------------------------
              Total Gross sales revenue (Cdn)                    80.7          91.3
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            Sales by Concentrate                                2006          2005
            -------------------------------------------------------------------------
            Zinc - tonnes                                      63,571        74,695
            -------------------------------------------------------------------------
            Lead - tonnes                                       3,300         9,137
            -------------------------------------------------------------------------
            Copper - tonnes                                         0        24,675
            -------------------------------------------------------------------------
            Gold - tonnes                                         484             0
            -------------------------------------------------------------------------
            Total tonnes sold                                  67,355       108,507
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            Sales by Payable Metal                              2006          2005
            -------------------------------------------------------------------------
            Zinc - tonnes                                      28,093        33,068
            -------------------------------------------------------------------------
            Lead - tonnes                                       2,107         5,422
            -------------------------------------------------------------------------
            Copper - tonnes                                         0         5,084
            -------------------------------------------------------------------------
            Gold - ounces                                       9,420        12,865
            -------------------------------------------------------------------------
            Silver - ounces                                   329,089       765,780
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            Realized Prices & Exchange Rate                     2006          2005
            -------------------------------------------------------------------------
            Zinc (US$/tonne)                                    2,221         1,256
            -------------------------------------------------------------------------
            Lead (US$/tonne)                                    1,277           969
            -------------------------------------------------------------------------
            Copper (US$/tonne)                                      0         3,273
            -------------------------------------------------------------------------
            Gold (US$/ounce)                                      388           433
            -------------------------------------------------------------------------
            Silver (US$/ounce)                                   7.40          7.02
            -------------------------------------------------------------------------
            Exchange rate (US$1.00/Cdn$) yearly average        1.1559        1.2274
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            Average LME Metal Prices                            2006          2005
            -------------------------------------------------------------------------
            Zinc (US$/tonne)                                    2,248         1,315
            -------------------------------------------------------------------------
            Lead (US$/tonne)                                    1,239           978
            -------------------------------------------------------------------------
            Copper (US$/tonne)                                  4,943         3,267
            -------------------------------------------------------------------------
            Gold (US$/ounce)                                      554           427
            -------------------------------------------------------------------------
            Silver (US$/ounce)                                   9.74          6.98
            -------------------------------------------------------------------------
            Exchange rate (US$1.00/Cdn$) yearly average        1.1547        1.2261
            -------------------------------------------------------------------------

            The Company periodically hedges against fluctuations in metal prices and foreign exchange with the use of forward sales or options. The Company does not apply hedge accounting. Realized and mark-to-market gains or losses are included in gross sales revenue at the end of each period.
            In the first quarter of 2006, the Company bought back 10,000 ounces of the 25,000 ounce outstanding $455 gold calls and converted them to forward sales, 3,200 ounces at $571 per ounce and 6,800 ounces at $605 per ounce. This resulted in a realized loss that reduced the realized gold price on actual ounces sold to $388 per ounce. Outstanding positions at the end of the quarter were as follows:

            -------------------------------------------------------------------------
            Metal     Position       Quantity         Strike Price   Strike Date
            -------------------------------------------------------------------------
            Gold      Call           15,000 ounces    US$455         Dec 2006
            -------------------------------------------------------------------------
            Gold      Forward Sale   3,200 ounces     US$571         Sep & Oct  2006
            -------------------------------------------------------------------------
            Gold      Forward Sale   6,800 ounces     US$605         Dec 2006
            -------------------------------------------------------------------------
            Gold      Forward Buy    1,700 ounces     US$561         April 2006
            -------------------------------------------------------------------------
            Silver    Forward        175,000 ounces   US$7.50        April 2006
            -------------------------------------------------------------------------
            Silver    Call           525,000 ounces   US$7.50        April-Jun 2006
            -------------------------------------------------------------------------

            Net Revenue

            Net revenue, the value of concentrates sold after deducting treatment charges, freight and marketing costs, was $55.8 million in 2006 compared with
$61.4 million in 2005. Total treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs decreased to $24.8 million in 2006 compared with $29.9 million in 2005 reflecting fewer tonnes sold. On a per tonne sold basis, these costs increased to $369 in 2006 from $276 in 2005 as higher metal prices triggered price escalators in the treatment charges.

            Direct Operating Costs

            Direct operating costs were $28.8 million ($428 per tonne of concentrate sold) in 2006 compared with $44.8 million ($413 per tonne of concentrate sold)
in 2005. This total dollar decrease occurred because fewer tonnes of concentrate were sold in 2006, partially offset by a marginally higher weighted-average unit cost. The weighted-average unit cost was higher due to the closure of the lower cost Bouchard-Hebert and Bougrine mines in 2005, despite the fact that the site unit cost was lower at Myra Falls, as none of the higher cost copper concentrate was sold, and at El Toqui, because fewer tonnes of the higher cost lead/gold concentrate were sold.

            -------------------------------------------------------------------------
            Direct
            Operating
            Costs              First Quarter 2006             First Quarter 2005
            -------------------------------------------------------------------------
                                      Concen-                        Concen-
                                       trate   Cost Per               trate  Cost Per
                         Aggregate     Sold     Tonne   Aggregate     Sold    Tonne
                       ($ millions)  (tonnes)    ($)   ($ millions) (tonnes)   ($)
            -------------------------------------------------------------------------
            Myra Falls       17.9     33,357     537       20.2      36,649    551
            -------------------------------------------------------------------------
            El Mochito        7.9     24,580     320        6.8      21,783    312
            -------------------------------------------------------------------------
            El Toqui          3.0     9,418      323        6.7      15,020    446
            -------------------------------------------------------------------------
            Bougrine          0.0         0        0        3.7      11,964    309
            -------------------------------------------------------------------------
            Bouchard-Hebert   0.0         0        0        7.4      23,091    320
            -------------------------------------------------------------------------
            Total            28.8     67,355     428       44.8     108,507    413
            -------------------------------------------------------------------------

            The total cash cost per pound of payable zinc sold, which includes all mine site cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.63 in 2006 compared with US$0.38 in
2005. The higher total cash cost per pound of zinc sold in 2006 is a result of lower by-product credits and higher unit treatment charges (see non-GAAP reconciliation below for details). Had any of the copper concentrate been sold in the quarter this would have been considerably lower.

            Depreciation and Depletion

            Total depreciation and depletion of $5.3 million was $2.0 million lower reflecting fewer tonnes of concentrate sold in 2006. On a per tonne sold basis the costs in 2006 were higher at $79 compared with $67 in 2005. The increase in the 2006 unit cost is mainly the result of additions to the depreciable asset base and because 2005 included Bouchard-Hebert and Bougrine which had lower per tonne depreciation costs.

            Reclamation and Closure Costs

            The reclamation and closure accrual is a non-cash cost accreted over time to the present value of the expected future costs of reclaiming the Company's mine sites. The reclamation accrual was lower in the first quarter of 2006 at
$0.9 million due to reclamation work completed in 2005 at Nanisivik, Bouchard-
Hebert, Bougrine and Myra Falls compared with $1.3 million in 2005.

            Other (Income) Expenses

            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            Other (Income) Expenses ($ millions)                 2006          2005
            -------------------------------------------------------------------------
            General and administrative                            3.2           2.0
            -------------------------------------------------------------------------
            Stock based compensation                              0.4           0.2
            -------------------------------------------------------------------------
            Interest and financing                                1.4           0.2
            -------------------------------------------------------------------------
            Investment and other income                          (1.6)         (1.3)
            -------------------------------------------------------------------------
            Loss on gold loan                                     1.1           0.0
            -------------------------------------------------------------------------
            Other foreign exchange loss                           0.1           0.0
            -------------------------------------------------------------------------
            Foreign exchange loss on US dollar denominated debt   0.0           0.0
            -------------------------------------------------------------------------
            Total Other Expenses (Income)                         4.6           1.1
            -------------------------------------------------------------------------
            Exploration                                           0.8           0.0
            -------------------------------------------------------------------------
            Other non-producing property costs                    2.1           2.9
            -------------------------------------------------------------------------
            Income and mining taxes (recovery)                  (25.7)         (0.1)
            -------------------------------------------------------------------------
            Total Expense (Income)                              (18.2)          3.9
            -------------------------------------------------------------------------

            General and Administrative

            General and administrative costs increased to $3.2 million in 2006 from
$2.0 million in 2005. The main factors in this increase were; $0.3 million in higher salaries and benefits, $0.2 million increase in the executive bonus plan, $0.2 million for higher audit fees, $0.1 million more in legal costs and
$0.1 million for increased insurance costs.

            Investment and Other Income

            Investment and other income increased to $1.6 million dollars in the first quarter of 2006 from $1.4 million in the same period in 2005. The increase in 2006 was due mainly to the interest earned on the Red Mile
Promissory notes received from the 2004 and 2005 Red Mile transactions while the 2005 amount was due mainly to the sale of 5 million of the 11.3 million
Yukon Zinc Corporation shares the Company acquired on the acquisition of
Boliden Westmin (Canada) Limited.

            Loss on Gold Loan

            The Company recorded a non-cash charge of $1.1 million related to the marking-to-market of the gold loan that was drawn in August 2005. The outstanding ounces are marked-to-market at the end of each quarter from their value at the end of the previous quarter. This amount is reversed as the gold is repaid from Breakwater's gold production.

            Other Non-producing Property Costs

            Other non-producing property costs include care and maintenance costs, holding costs and other costs related mainly to the Caribou, Langlois,
Nanisivik, Bougrine and the Bouchard-Hebert properties, and revenues received from properties optioned or sold. In the first quarter of 2006 the Company incurred lower costs related to non-producing properties of $2.1 million compared with a cost of $2.9 million in 2005 as the costs at Nanisivik were less than last year as the property approaches final closure which decrease was offset by a $1.3 million settlement of a claim related to the Caribou property.

            Income and Mining Taxes Recovery

            As recommended under CICA 3465, Income Taxes, the Company determined that at March 31, 2006 it was more likely than not that the Myra Falls mine would generate taxable profit over the next 24 months and would be in a position to use a portion of the related tax shield available. As a result, the Company setup a future income tax asset of $27.2 million and recorded a corresponding income tax recovery. This determination was based on the Company's five-year operating and capital plan and used the average of a sample of currently published pricing forecasts available from market analysts as of March 31,
2006. This income tax asset will be drawn down and charged to income as actual taxable profits are earned. Each quarter the tax asset will be reviewed and adjusted as required. The Company recorded an additional tax recovery of
$2.3 million related to the renunciation of the tax value of the flow-through shares issued in 2005.

            Cash Provided from Operating Activities (before changes in non-cash working capital items)

            Cash from operating activities (before changes in non-cash working capital items) was $21.1 million in the first quarter of 2006 compared with
$10.2 million in the same period in 2005 due to higher metal prices.

            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            ($ millions)                                         2006          2005
            -------------------------------------------------------------------------
            Contribution from mining activities                  20.7           8.0
            -------------------------------------------------------------------------
            Other expenses                                       (4.6)         (1.1)
            -------------------------------------------------------------------------
            Exploration costs                                    (0.8)          0.0
            -------------------------------------------------------------------------
            Other non-producing property costs                   (2.1)         (2.9)
            -------------------------------------------------------------------------
            Income and mining taxes recovery                     25.7           0.1
            -------------------------------------------------------------------------
            Net earnings                                         38.9           4.1
            -------------------------------------------------------------------------
            Closure costs                                        (2.4)         (2.4)
            -------------------------------------------------------------------------
            Non-cash items                                      (15.4)          8.5
            -------------------------------------------------------------------------
            Cash provided from operating activities (before
             changes in non-cash working capital items)          21.1          10.2
            -------------------------------------------------------------------------
            (See non-GAAP reconciliation below)

            Liquidity and Financial Position Review

            Working Capital

            Working capital at the end of March 31, 2006 was $65.0 million compared with $44.4 million at December 31, 2005, an increase of $20.6 million.

            Current Assets

            Total current assets increased by $54.7 million to $171.6 million at the end of the first quarter 2006. The main components of current assets changed as follows:

            -   Cash and cash equivalents increased by $9.9 million reflecting improved operating cash flow generated by stronger metal prices.
            -   Short-term investments increased by $3.3 million. The
                reclassification of the Taseko debenture ($5.6 million) from long-
                term was partially offset by the delivery in January 2006 of gold, held at the end of the year, in settlement of the third instalment in the repayment of the gold loan.
            -   Accounts receivable concentrate increased by $15.6 million because payment, for sales of concentrate late in the quarter, was not due until April.
            -   Future income tax assets increased by $23.6 million reflecting the setup of a $27.2 million future income tax asset for the Myra Falls mine partially offset by the expensing of a portion of the future income tax assets setup for El Mochito and El Toqui at the end of
                2005.

            Current Liabilities

            Current liabilities increased by $34.0 million to $106.5 million at the end of the first quarter 2006. The main changes that occurred to current liabilities were as follows:

            -   Provisional payments for concentrate increased by $27.2 million because despite the fact payment had been received for concentrate shipped not all the conditions necessary for Breakwater to recognize the related revenue had been met according to the Company's policy.
            -   Short-term debt increased by $7.7 million in relation to short-term prepayment facilities Breakwater entered into in the first quarter of
                2006 and because the Company decided to accelerate repayment of the concentrate prepayment agreement entered into in May 2005.

            Restricted Cash and Reclamation Deposits

            At March 31, 2006, Breakwater had a total of $23.9 million in restricted cash ($3.5 million) and reclamation deposits ($20.4 million).
            Of the restricted cash, $1.8 million is with the Province of Quebec and represents funds that will be returned to Breakwater over the next 12 months as the reclamation work at Bouchard-Hebert, related to those funds, is completed; $1.5 million is held by Natexis Banques Populaires as a cash reserve against the outstanding gold loan (this amount will be returned upon the final gold loan payment scheduled at the end of August 2006) and
$0.2 million supports a letter of credit issued to the Nunavut government related to the operating permit for the Nanisivik mine.
            Of the $20.4 million of reclamation deposits, $0.9 million are additional funds deposited with the Province of Quebec for security for future reclamation, $6.0 million is held by the Province of New Brunswick as reclamation security for the Caribou mine (these funds will be returned to the
Company on the completion of the sale of the Caribou and Restigouche mines to
Blue Note Metals Inc.), and $13.5 million is held under a safe keeping agreement for the benefit of the British Columbia government in support of reclamation requirements at Myra Falls.

            Long-Term Investments

            The Company acquired the Taseko Mines Limited debenture as part of the purchase of Boliden Westmin (Canada) Limited in 2004. It was considered a long-term asset at the end of 2005 and carried at cost of $5.6 million.
Breakwater has reclassified it as a short-term investment at March 31, 2006.

            Restricted Promissory Note

            The Company held two restricted promissory notes at the end of March 31,
2006 for a total of $62.3 million related to the 2004 and 2005 Red Mile transactions.

            Deferred Income

            Deferred income was $6.7 million at March 31, 2006 compared with
$6.9 million at the end of 2005. $5.4 million relates to the indemnity agreement fees and interest that the Company received as part of the Red Mile transactions in 2004 and 2005; these amounts will be brought into income over the expected ten year lives of the two agreements. The balance is the advance of a non-refundable royalty payment (US$1.0 million) received on the sale of the Lapa properties in June 2003. This amount will be taken into income as earned when the Lapa properties are put into production.

            Royalty Obligation

            The Royalty Obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions.

            Debt

            Total debt was $22.8 million at March 31, 2006, compared with $18.7 at the end of 2005. The Company entered into a short-term loan facility with a customer in the first quarter of 2006 whereby the customer advanced the
Company US$12.0 million against future deliveries of concentrates. That loan facility is repayable with the full value of each shipment made under the facility. Two shipments in the first quarter of 2006 resulted in the balance outstanding at March 31, 2006 being reduced to US$5.2 million. This prepayment facility is expected to be fully repaid by June 30, 2006.
            During the quarter, the Company obtained a prepayment facility of
US$1,444,000 to buy back calls on 10,000 ounces of gold. The prepayment facility will be repaid in principal instalments of US$722,000 each, from the proceeds of the delivery of the gold forward sales in September and October
2006.
            In August 2005, the Company completed a Gold Based Pre-production Advance
Facility. Under the terms of this facility, the Company received
US$10.0 million gold equivalent (sufficient gold was borrowed and then sold at the prevailing spot price of $431 per ounce to provide the dollar value of the facility). The term of this facility is 13 months with six principal payments commencing October 2005 and ending August 2006. The repayments will be in the form of gold. As at March 31, 2006 three of the six repayments had been made leaving a balance outstanding of 11,600 ounces of gold having a fair value of
US$6.8 million. These gold ounces will be fully repaid by the end of August
2006.
            The Company entered into a concentrate prepayment contract with a customer in May 2005 whereby the customer advanced the Company US$5.0 million against future deliveries of zinc concentrate. This prepayment facility was repayable in eight equal instalments. One instalment is due in each six month period commencing with the July 1, 2005 to December 31 2005 period. As of
March 31, 2006 one repayment had been made. Breakwater has decided to repay the outstanding amount of US$4.4 million by the end of 2006 because of its increased cash flow.

            Reclamation and Closure Cost Accrual

            Reclamation and closure costs represent the Company's obligation for future reclamation and severance costs accrued for its mine sites. At
March 31, 2006, total accrued reclamation and closure costs were $49.5 million compared with $50.3 million at the December 31, 2005.

            Reclamation and Closure Cost Accrual at March 31, 2006

            -------------------------------------------------------------------------
            ($ millions)                         Current     Long-term         Total
            -------------------------------------------------------------------------
            Myra Falls                               2.0          25.1          27.1
            -------------------------------------------------------------------------
            El Mochito                               0.0           1.3           1.3
            -------------------------------------------------------------------------
            El Toqui                                 0.0           4.0           4.0
            -------------------------------------------------------------------------
            Langlois                                 0.0           1.3           1.3
            -------------------------------------------------------------------------
            Bouchard-Hebert                          2.7           2.3           5.0
            -------------------------------------------------------------------------
            Caribou                                  0.0           5.3           5.3
            -------------------------------------------------------------------------
            Nanisivik                                2.6           0.4           3.0
            -------------------------------------------------------------------------
            Bougrine                                 2.1           0.4           2.5
            -------------------------------------------------------------------------
            Total                                    9.4          40.1          49.5
            -------------------------------------------------------------------------

            Equity

            During the first quarter of 2006, the Company issued 2,273,020 Common
Shares for net proceeds of $0.7 million. Of the shares issued, 1,213,333 were issued following the exercise of employee share options, 1,000,000 were issued pursuant to the exercise of warrants issued as part of a prior credit facility and 59,687 were issued pursuant to the Company's employee share purchase plan.
            Shareholders' equity at March 31, 2006, was $200.2 million compared with
$162.7 million at December 31, 2005, an increase of $37.5 million. This reflects a net profit of $38.9 million, $0.7 million net proceeds from the issue of Common Shares, $0.3 million related to stock-based compensation, a
$2.3 million charge against capital stock related to the tax value of the exploration expenses renounced to investors of flow-through common shares issued in 2005, an increase in the contributed surplus of $0.1 million and an increase in cumulative translation adjustments of $0.2 million.

            Capital Expenditures

            The Company invested $10.0 million in mineral properties and fixed assets in the first quarter of 2006. The majority of the capital was spent as follows:

            -   Myra Falls - $3.7 million; $2.6 million on mine development and the new surface ramp and $1.1 million on mill improvements including the new lead circuit.
            -   El Mochito - $2.3 million; $1.2 million on the tailing facilities,
                $0.4 million for mine development, $0.3 million on camp facilities and $0.2 million on mobile equipment.
            -   El Toqui - $1.6 million; $0.5 million on mine development including the initial development of the Concordia mine, $0.4 million on equipment replacement and $0.6 million on exploration.
            -   Langlois - $2.2 million; $1.8 million on mine development and
                $0.4 million on exploration.
            -   Bougrine - $0.2 million on exploration.

            Financial Capability

            With the existing working capital, the current metal prices and current
US$/C$ exchange rate the Company is well positioned to carry out its operating, capital, exploration and environmental programs in 2006, as presently contemplated.
            The Company's financial capability is sensitive to metal prices and the
US$/C$ exchange rate (see news release issued January 30, 2006).

            Operating Review for the Three Months ended March 31, 2006

            -------------------------------------------------------------------------
                                              Contribution
            Operating review for                 (Loss)
             the three months                 From Mining    Non-cash     Capital
             ended March 31    Net Revenue   Activities(1)   Costs(2)   Expenditures
            -------------------------------------------------------------------------
            ($ millions)       2006   2005   2006   2005   2006   2005   2006   2005
            -------------------------------------------------------------------------
            Myra Falls         28.2   24.8    7.1    1.3    3.2    3.3    3.7    3.7
            -------------------------------------------------------------------------
            El Mochito         21.5   11.9   11.8    3.5    1.8    1.6    2.3    1.9
            -------------------------------------------------------------------------
            El Toqui           10.0    6.0    6.1   (1.7)   0.9    1.1    1.6    1.8
            -------------------------------------------------------------------------
            Bougrine            0.0    5.5    0.0    0.6    0.1    1.1    0.2    0.1
            -------------------------------------------------------------------------
            Bouchard-Hebert     0.0   13.2   (0.1)   4.5    0.1    1.2    0.0    0.4
            -------------------------------------------------------------------------
            Langlois            0.0    0.0    0.0    0.0    0.0    0.0    2.2    1.1
            -------------------------------------------------------------------------
            Other           (3.9)(3) 0.0(3)  (4.2)  (0.2)   0.2    0.3    0.0    0.0
            -------------------------------------------------------------------------
            Total              55.8   61.4   20.7    8.0    6.3    8.6   10.0    9.0
            -------------------------------------------------------------------------
            (1) After non-cash costs
            (2) Depreciation, depletion and reclamation and closure costs.
            (3) Net realized from metal hedging activities

            Production Results

            Consolidated production is set forth in the following table.

            -------------------------------------------------------------------------
            All Mines                                              First Quarter
            -------------------------------------------------------------------------
                                                                 2006          2005
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Ore Milled (tonnes)                                527,580       742,379
            -------------------------------------------------------------------------
              Zinc (%)                                             6.2           6.6
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     53,877        81,806
            -------------------------------------------------------------------------
              Copper (tonnes)                                    7,343        14,330
            -------------------------------------------------------------------------
              Lead (tonnes)                                      3,723         6,379
            -------------------------------------------------------------------------
              Gold (tonnes)                                      1,186           744
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     27,878        43,145
            -------------------------------------------------------------------------
              Copper (tonnes)                                    1,751         3,111
            -------------------------------------------------------------------------
              Lead (tonnes)                                      2,536         4,304
            -------------------------------------------------------------------------
              Silver (ounces)                                  670,137       831,624
            -------------------------------------------------------------------------
              Gold (ounces)                                     17,275        20,551
            -------------------------------------------------------------------------
            Total Cash Costs
            -------------------------------------------------------------------------
              Per lb. payable zinc sold (US$)                     0.63          0.38
            -------------------------------------------------------------------------

            The following table sets forth zinc production at each site for the first quarter of each year together with the change from the prior period.

            -------------------------------------------------------------------------
            Zinc Production (million pounds
             of zinc contained in concentrate)               First Quarter
            -------------------------------------------------------------------------
                                                    2006          2005      % change
            -------------------------------------------------------------------------
            Myra Falls                              22.8          30.4         (25.0)
            -------------------------------------------------------------------------
            Bouchard-Hebert                          0.0          13.9          (100)
            -------------------------------------------------------------------------
            Bougrine                                 0.0          13.8          (100)
            -------------------------------------------------------------------------
            El Mochito                              23.1          21.8           6.0
            -------------------------------------------------------------------------
            El Toqui                                15.5          15.2           2.0
            -------------------------------------------------------------------------
            Total zinc production                   61.4          95.1         (35.4)
            -------------------------------------------------------------------------

            Production of copper in concentrate decreased 43% in the first quarter of
2006 from the same period in 2005 due to the closure of Bouchard-Hebert combined with lower milled tonnes and lower copper grades at Myra Falls.

            -------------------------------------------------------------------------
            Copper Production (million pounds
             of copper contained in concentrate)             First Quarter
            -------------------------------------------------------------------------
                                                    2006          2005      % change
            -------------------------------------------------------------------------
            Myra Falls                               3.9           5.8         (32.8)
            -------------------------------------------------------------------------
            Bouchard-Hebert                          0.0           1.0          (100)
            -------------------------------------------------------------------------
            Total copper production                  3.9           6.8         (42.6)
            -------------------------------------------------------------------------

            Despite higher lead production at El Mochito production of lead in concentrate decreased 41% during the first quarter of 2006 due to the closure of Bougrine.

            -------------------------------------------------------------------------
            Lead Production (million pounds
             of lead contained in concentrate)                First Quarter
            -------------------------------------------------------------------------
                                                    2006          2005      % change
            -------------------------------------------------------------------------
            El Mochito                               5.6           5.2           7.7
            -------------------------------------------------------------------------
            Bougrine                                 0.0           4.3          (100)
            -------------------------------------------------------------------------
            Total lead production                    5.6           9.5         (41.1)
            -------------------------------------------------------------------------

            Gold in concentrate decreased despite higher gold production from the
Aserradero zone at El Toqui, due to the closure of Bouchard-Hebert and less gold production from Myra Falls.

            -------------------------------------------------------------------------
            Gold Production (ounces of gold
             contained in concentrate)                        First Quarter
            -------------------------------------------------------------------------
                                                    2006          2005      % change
            -------------------------------------------------------------------------
            Myra Falls                             5,977         9,307         (35.8)
            -------------------------------------------------------------------------
            El Toqui                              11,298         8,600          31.4
            -------------------------------------------------------------------------
            Bouchard-Hebert                          0.0         2,644          (100)
            -------------------------------------------------------------------------
            Total gold production                 17,275        20,551         (15.9)
            -------------------------------------------------------------------------

            Silver in concentrate decreased 19% due to lower tonnes milled and lower silver grades at Myra Falls, lower silver production at El Toqui and the closure of Bouchard-Hebert.

            -------------------------------------------------------------------------
            Silver Production (ounces of silver
             contained in concentrate)                        First Quarter
            -------------------------------------------------------------------------
                                                    2006          2005      % change
            -------------------------------------------------------------------------
            Myra Falls                           225,225       396,942         (43.3)
            -------------------------------------------------------------------------
            El Mochito                           429,368       354,828          21.0
            -------------------------------------------------------------------------
            El Toqui                              15,544        39,841         (61.0)
            -------------------------------------------------------------------------
            Bouchard-Hebert                          0.0        40,013          (100)
            -------------------------------------------------------------------------
            Total silver production              670,137       831,624         (19.4)
            -------------------------------------------------------------------------

            Myra Falls Production

            The following table sets forth Myra Falls' production for the periods presented.

            -------------------------------------------------------------------------
                                                                   First Quarter
                                                                2006           2005
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Ore Milled (tonnes)                                208,319       264,476
            -------------------------------------------------------------------------
              Zinc (%)                                             5.9           6.1
            -------------------------------------------------------------------------
              Copper (%)                                           1.1           1.4
            -------------------------------------------------------------------------
              Silver (g/t)                                          44            55
            -------------------------------------------------------------------------
              Gold (g/t)                                           1.7           1.7
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     19,574        26,240
            -------------------------------------------------------------------------
              Recovery (%)                                        84.1          85.7
            -------------------------------------------------------------------------
              Grade (%)                                           52.8          52.6
            -------------------------------------------------------------------------
              Copper (tonnes)                                    7,343        11,302
            -------------------------------------------------------------------------
                Recovery (%)                                      74.5          73.2
            -------------------------------------------------------------------------
                Grade (%)                                         23.9          23.4
            -------------------------------------------------------------------------
              Gold (tonnes)                                        9.8           8.2
            -------------------------------------------------------------------------
                Recovery (%)                                      12.3          20.9
            -------------------------------------------------------------------------
                Grade (g/t)                                      4,525        11,417
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     10,335        13,794
            -------------------------------------------------------------------------
              Copper (tonnes)                                    1,751         2,641
            -------------------------------------------------------------------------
              Silver (ounces)                                  225,225       396,942
            -------------------------------------------------------------------------
              Gold (ounces)                                      5,977         9,307
            -------------------------------------------------------------------------

            Milled tonnage decreased during the first quarter of 2006 compared with the same period in 2005. Production was hindered during the quarter due to the lack of working areas underground, delays in improving the Battle Gap underground infrastructure and problems with underground equipment availability. All of these issues were being addressed through the quarter and into the second quarter. Although production levels were below forecast for the first quarter, we believe that given the continued improvements in the mine and certain alternate sources of feed that have been identified that production will return to forecast levels. It continues to be the case that short-term problems may occur which could result in lower than expected tonnages or higher operating costs.

            Outlook

            Based on metallurgical testwork completed last year, the Myra Falls flotation plant is currently being modified to enhance selective copper flotation and to produce a separate lead concentrate. The testwork indicated
that this would increase copper recoveries from the current 70% range to a range of 85-90%. In turn, these modifications will enable better overall zinc recoveries in the zinc circuit and allow for production of higher grade concentrate. In the first quarter the existing circuit was rearranged to accommodate construction activities without interference to current production. Construction and installation are progressing well and are on schedule for completion in the third quarter. Preliminary trials of the new selective copper and lead circuits are expected to be conducted during the second quarter. Initial work with selective copper circuit reagents indicate that the predicted improvements can be achieved.
            Installation of the shaking table in the gold circuit was completed in the first quarter of 2006 and is expected to improve overall gold recoveries in both gravity and copper concentrates. Commissioning of the table circuit began in April and the full effect of this new circuit should be seen in the second quarter of this year.

            El Mochito Production

            The following table sets forth El Mochito's production for the periods presented.

            -------------------------------------------------------------------------
                                                                    First Quarter
                                                              -----------------------
                                                                 2006          2005
            -------------------------------------------------------------------------
            Ore Milled (tonnes)                                183,429       159,941
            -------------------------------------------------------------------------
              Zinc (%)                                             6.3           6.8
            -------------------------------------------------------------------------
              Lead (%)                                             1.7           1.8
            -------------------------------------------------------------------------
              Silver (g/t)                                          84            78
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     20,199        18,921
            -------------------------------------------------------------------------
              Recovery (%)                                        91.3          91.8
            -------------------------------------------------------------------------
              Grade (%)                                           52.0          52.4
            -------------------------------------------------------------------------
              Lead (tonnes)                                      3,723         3,417
            -------------------------------------------------------------------------
              Recovery (%)                                        80.7          81.4
            -------------------------------------------------------------------------
              Grade (%)                                           68.1          69.1
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     10,500         9,915
            -------------------------------------------------------------------------
              Lead (tonnes)                                      2,536         2,360
            -------------------------------------------------------------------------
              Silver (ounces)                                  429,368       354,828
            -------------------------------------------------------------------------

            El Mochito Outlook

            To the end of March, 2006, El Mochito employees had accumulated a total of 1,554,665 man hours without a lost time accident which is a record for
Mochito and also for Central American mining. The Company congratulates the employees for their sustained efforts in keeping the workplace safe.
            The exploration plan at El Mochito for 2006 includes approximately
40,000 metres of underground in-fill and extensional drilling and 6,700 metres of surface drilling aimed at detecting new ore bodies or systems. In addition,
400 metres of underground development is scheduled to facilitate the extensional drilling. During the first quarter of 2006, the Company continued
to explore, develop and delineate new mineral resources and reserves along extensions of the productive Salva Vida and Santo Nino trends. The work to date is on track with our plan.
            The NSAMT survey identified a possible extension of the San Juan orebody into the Upper Atima limestone as well as a possible zone of mineralization located in the Barbasco/Imperial target area. A surface diamond drill program was initiated during the first quarter of 2006 to investigate the San Juan target. Low grade skarn mineralization was encountered in hole DDH 06-USJ-01.
Subsequent holes have missed mineralization, however, two holes have yet to be drilled to complete the first phase of exploration on this target.
            During the first quarter, a broad element spectrum geochemical survey was carried out over the Santa Barbara Mountain area immediately north-west of the
Barbasco/Imperial target area. An airborne magnetic survey flown in the 1996 and 1997 identified a large magnetic anomaly at this location. The entire anomaly area is currently being tested by a soil sampling survey for geochemistry.

            El Toqui Production

            The following table sets forth El Toqui's production for the periods presented.

            -------------------------------------------------------------------------
                                                                    First Quarter
                                                              -----------------------
                                                                 2006          2005
            -------------------------------------------------------------------------
            Ore Milled (tonnes)                                135,832       127,922
            -------------------------------------------------------------------------
              Zinc (%)                                             5.7           6.0
            -------------------------------------------------------------------------
              Gold (g/t)                                           2.9           2.6
            -------------------------------------------------------------------------
            Concentrate Production
            -------------------------------------------------------------------------
              Zinc (tonnes)                                     14,104        13,639
            -------------------------------------------------------------------------
              Recovery (%)                                        90.6          90.0
            -------------------------------------------------------------------------
              Grade (%)                                           49.9          50.5
            -------------------------------------------------------------------------
              Gold (tonnes)                                      1,176           736
            -------------------------------------------------------------------------
              Recovery (%)                                        68.2          62.9
            -------------------------------------------------------------------------
              Grade (g/t)                                        218.8         399.5
            -------------------------------------------------------------------------
            Metal in Concentrates
            -------------------------------------------------------------------------
              Zinc (tonnes)                                      7,043         6,878
            -------------------------------------------------------------------------
              Gold (ounces)                                     11,298         8,600
            -------------------------------------------------------------------------
              Silver (ounces)                                   15,544        39,841
            -------------------------------------------------------------------------

            El Toqui Outlook

            The Company is in the process of exploring the extensions of the
Aserradero deposit to the south and southeast. During the quarter, a total of
4,148 metres were drilled in eight holes. Hole DAS-84A, drilled 650 metres to the south-east of the current underground workings intercepted 8.0 metres of strongly altered manto with iron rich mineralization, arsenopyrite, minor sphalerite and minor galena indicating that the massive skarn system continues to the south-east. Drilling will continue during the second quarter.
            Work continues at Concordia to develop a feasibility study by the end of the second quarter. The Concordia deposit is located close to the existing mill infrastructure, is relatively shallow allowing for inexpensive ramp access and hosts zinc grades that are 40% higher than the current reserves with significant lead and silver content. Based on the drilling carried out to
September 2005 an indicated and inferred mineral resource of 1.87 million tonnes grading 10.0% zinc, 5.1% lead, 0.29% copper and 68 grams per tonne silver has been estimated.
            An in-fill diamond drill program at Concordia was initiated during
February 2006 with the objective of upgrading the current resources to reserves and to continue metallurgical testing to determine the best way to process Concordia material in the existing mill. To the end of March, a total of 2,088 metres were drilled in eight holes.
            Surface rights for the portal area have been acquired and construction of an access road and preparation of the portal area have commenced. During the quarter, a ramp development contract was signed with a Chilean mining contractor to access the Concordia deposit. Excavation work will commence during the second quarter, with production expected from Concordia by mid-
2007.
            During the fourth quarter of 2005, metallurgical testing was completed at
El Toqui which examined the feasibility of treating the gold concentrate onsite with the goal of producing dore bars. Flotation concentrate samples were leached under intensive cyanidation conditions using the Gekko Mini
Inline Leach Reactor ("ILR"). The procedure used mimics the conditions in a full sized batch ILR unit. Test results indicated that gold recoveries could reach 88-90%. Engineering work was completed during the quarter on a full size batch ILR unit. The Company has placed an order for a complete gold recovery plant and delivery and installation is expected during the third quarter. This process could provide significant cost savings over third party treatment of the concentrate and provide a more stable cash flow from the mine. In 2005, over 29,000 ounces of gold were contained in the gold concentrate produced.

            Langlois

            Langlois, which is situated in north-western Quebec approximately
213 kilometres north of Val-d'Or, is currently being developed to reach commercial production in mid-2007.
            The development capital, including inventory build up, is forecast to be
$23.1 million during 2006. The majority of the capital requirements are related to underground development, with the mill accounting for less than
$1.0 million of the total. Development drifts are currently being driven between Zones 3 and 4 and Zone 97 to the east on Levels 4, 9 and 13.
            During the quarter, a surface infill diamond drill program was carried out on the Grevet B deposit, located three kilometres south-east of the
Langlois mine. This deposit, first discovered in the 1970's, is at a relatively shallow depth, with the top of the deposit located 50 metres below surface. The Company has received permission to take a bulk sample of
15,000 tonnes of material pending receipt of an environmental approval. It is our intention to mine and mill the 15,000 tonnes in the fourth quarter of
2006.

            Bougrine

            In accordance with the life-of-mine plan, the Bougrine mine closed permanently on September 10, 2005, due to exhaustion of the known mineral reserves. The Company is presently investigating other uses for the Bougrine infrastructure. Reclamation of the Bougrine mine has commenced and is expected to be 90% complete in 2006. The mill building will be kept in place pending the results of an exploration program on a lead/zinc prospect 170 kilometres to the north-west of the Bougrine mine site. Exploration of this prospect is budgeted at $0.5 million and consists of a micro-gravimetry survey, electrical tomography and a 1,500 metre drilling program which is currently underway. The exploration program should be completed by the end of the second quarter of
2006.

            Bouchard-Hebert

            The Bouchard-Hebert mine closed permanently on February 20, 2005.
Reclamation work, consisting of rock removal and covering the tailings disposal area, continued during the first quarter.
            The Company will continue to explore for mineral deposits on the
7,982 hectares of exploration claims surrounding the mining leases. The concentrator building and equipment will be left intact pending any success in discovering economic mineralization in the near term.
            Exploration commenced in August 2005 to test targets outside the current mine area. The program, which is to test multiple targets, will continue throughout 2006.
            During the quarter, induced polarization and magnetic geophysical surveys were carried out over Lac Dufresnoy. Known electrical conductors were followed under the lake. A Titan 24 geophysical survey was initiated during the quarter in the Clericy village area, south-west of the mine and within the immediate mine area. Final results are pending, but preliminary data showed interesting anomalies.

            Nanisivik

            The reclamation and closure cost accrual for Nanisivik at March 31, 2006 was $3.0 million with $2.6 million being the current portion which is expected to be spent this year. Wolfden Resources Inc. is responsible for completing the remaining reclamation work in exchange for certain goods and services either provided already or to be provided during the coming season. Wolfden's representatives have remained on-site to complete Wolfden's own work, comprising the dismantling of the mill complex and the concentrate storage facilities. Wolfden will use the Nanisivik fleet of equipment to finish reclamation of the site which includes the demolition of the surface infrastructure and removal of any remaining contaminated soil. Two adits in the mine remain open for backhauling demolition debris during 2006. We expect this will be completed this year and all remaining salvageable equipment will be shipped off site at that time for sale on the open market or transfer to other Breakwater properties. The $0.4 million long-term portion of the accrual is the amount expected to be spent on long-term monitoring activities.

            Caribou

            On October 3, 2004, the Company and CanZinco signed a letter of intent with Blue Note Metals Inc. ("Blue Note"), at that time a subsidiary of Forest
Gate Resources Inc., relating to a possible sale of the Caribou mine. The
October 3, 2004 letter of intent was terminated in its entirety without further obligations. The Company signed a revised letter of intent with Blue
Note and Forest Gate Resources Inc. on July 5, 2005. The proposed transaction will be completed upon parties meeting a number of conditions precedent including, among other things, Blue Note securing financing sufficient for the project, execution of a definitive agreement, approval of the directors and shareholders of all relevant parties and receipt of all required regulatory and third party approvals and consents, and releases by relevant third parties. The parties are negotiating the terms of a definitive agreement.

            Non-GAAP Reconciliations

            -------------------------------------------------------------------------
            Non-GAAP Reconciliation of Cash Provided from Operating Activities
            (before changes in non-cash working capital items) to Consolidated
            Financial Statements
            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
            ($ millions)                                         2006          2005
            -------------------------------------------------------------------------
            Net Cash Provided By Operations Activities per
             Consolidated Statements of Cash Flows                32.2          11.5
            -------------------------------------------------------------------------
            Less changes in non-cash working capital              11.1           1.3
            -------------------------------------------------------------------------
            Cash Provided from Operating Activities
             (before changes in non-cash working capital
             items)                                               21.1          10.2
            -------------------------------------------------------------------------

            Cash Provided from Operating Activities (before changes in non-cash working capital items) is furnished to provide additional information and is not a generally accepted accounting principles (GAAP) measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the Company's operating activities on a cash basis in a given period; the Company uses this information for the same purpose.
Mining operations are capital intensive, however, this measure excludes financing activities, investing activities and changes in non-cash working capital. These items are discussed throughout the MD&A and the consolidated financial statements

            -------------------------------------------------------------------------
            Non-GAAP Reconciliation of Total Cash Cost per Pound of Payable Zinc Sold
            to Consolidated Financial Statements
            -------------------------------------------------------------------------
                                                                First         First
                                                               Quarter       Quarter
                                                                2006          2005
            -------------------------------------------------------------------------
            By-Product Credit ($ millions)
            -------------------------------------------------------------------------
              Gross sales revenue per financial statements        80.7          91.3
            -------------------------------------------------------------------------
              Less zinc sales revenue                            (72.2)        (51.0)
            -------------------------------------------------------------------------
                                                              -----------------------
                                                                   8.5          40.3
            -------------------------------------------------------------------------
                                                              -----------------------
            -------------------------------------------------------------------------
            Treatment Charges ($ millions)
            -------------------------------------------------------------------------
              Per financial statements                            24.8          29.9
            -------------------------------------------------------------------------
                                                              -----------------------

            -------------------------------------------------------------------------
            Direct operating costs ($ millions)
            -------------------------------------------------------------------------
              Per financial statements                            28.8          44.8
            -------------------------------------------------------------------------
                                                              -----------------------

            -------------------------------------------------------------------------
            Total cash costs - Canadian ($ millions)              45.1          34.4
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
              Exchange rate C$/US$                              1.1559        1.2274
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Total cash costs - US ($ millions)                    39.0          28.1
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Zinc pounds sold (millions)                           61.9          72.9
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Total cash cost per pound of
             payable zinc sold (US$)
            -------------------------------------------------------------------------
              By-Product Credit                                  (0.12)        (0.45)
            -------------------------------------------------------------------------
              Treatment and marketing costs                       0.35          0.33
            -------------------------------------------------------------------------
              Direct operating costs                              0.40          0.50
            -------------------------------------------------------------------------
            Total                                                 0.63          0.38
            -------------------------------------------------------------------------

            Total cash cost per pound of payable zinc sold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating expenses as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the
Company's mining operations; the Company uses this information for the same purpose. Mining operations are capital intensive; this measure excludes capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

            Summary of Quarterly Results

            -------------------------------------------------------------------------
                                                             2004               2005
            -------------------------------------------------------------------------
                                                    Q2        Q3        Q4        Q1
            -------------------------------------------------------------------------
            Gross Sales Revenue
            ($ millions)                          52.5      66.1      61.5      91.3
            -------------------------------------------------------------------------
            Net Earnings (Loss)
            ($ millions)                           4.4       2.4      (6.3)      4.1
            -------------------------------------------------------------------------
              Per share basic                    $0.01     $0.01    ($0.02)    $0.01
            -------------------------------------------------------------------------
            Weighted-average number
             of Common Shares O/S
             (millions)                          344.5     362.7     363.0     365.7
            -------------------------------------------------------------------------
              Per share diluted                  $0.01     $0.00    ($0.02)    $0.01
            -------------------------------------------------------------------------
            (C$/US$) realized
             exchange rate                      1.3596    1.3127    1.2290    1.2274
            -------------------------------------------------------------------------
            Average realized
             zinc price (US$/t)                  1,006       988     1,095     1,256
            -------------------------------------------------------------------------
            Average realized
             zinc price (C$/t)                   1,368     1,297     1,345     1,542
            -------------------------------------------------------------------------
            Concentrate tonnes
             sold                               76,061    94,957    79,854   108,507
            -------------------------------------------------------------------------
            Concentrate tonnes
             produced                           86,115   111,790   106,241   103,259
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                             2005               2006
            -------------------------------------------------------------------------
                                                    Q2        Q3        Q4        Q1
            -------------------------------------------------------------------------
            Gross Sales Revenue
            ($ millions)                          92.4      71.9      57.4      80.7
            -------------------------------------------------------------------------
            Net Earnings (Loss)
            ($ millions)                           2.4      (1.6)      9.8      38.9
            -------------------------------------------------------------------------
              Per share basic                    $0.01     $0.00     $0.03     $0.10
            -------------------------------------------------------------------------
            Weighted-average number
             of Common Shares O/S
             (millions)                          367.4     369.5     374.2     382.0
            -------------------------------------------------------------------------
              Per share diluted                  $0.01     $0.00     $0.02     $0.09
            -------------------------------------------------------------------------
            (C$/US$) realized
             exchange rate                      1.2429    1.2019    1.1744    1.1559
            -------------------------------------------------------------------------
            Average realized
             zinc price (US$/t)                  1,252     1,296     1,502     2,221
            -------------------------------------------------------------------------
            Average realized
             zinc price (C$/t)                   1,556     1,558     1,764     2,567
            -------------------------------------------------------------------------
            Concentrate tonnes
             sold                              118,022    80,196    60,391    67,355
            -------------------------------------------------------------------------
            Concentrate tonnes
             produced                           88,782    76,014    68,841    66,129
            -------------------------------------------------------------------------

            The quantity and mix of the concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrates can vary from quarter to quarter based on customer agreements, the availability of ships and compliance with the Company's revenue recognition policy. As all sales are based in US dollars, the impact of the US dollar weakening against the Canadian dollar over the past eight quarters has reduced the realized
Canadian dollar gross sales revenue.

            Outstanding Share Data and Full Dilution Calculation

            The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 Preferred Shares, issuable in series. There are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 8.

            -------------------------------------------------------------------------
            Common Shares or Securities Convertible
             into Common Shares                                          May 9, 2006
            -------------------------------------------------------------------------
            Common Shares                                                383,343,579
            -------------------------------------------------------------------------
            Share Option Plan - Options
            Weighted average exercise price $0.95                          9,983,000
            -------------------------------------------------------------------------
            30,801,410 warrants granted at $0.20, 15,400,705
             expire March 2, 2007 and 15,400,705 expire May 2, 2007.      30,801,410
            -------------------------------------------------------------------------
            Warrants granted at $1.00, expire January 28, 2009 -
             traded on TSX                                                33,571,429
            -------------------------------------------------------------------------
            Fully Diluted                                                457,699,418
            -------------------------------------------------------------------------

            Change of Auditor

            On April 16, 2006, the Corporation advised Deloitte & Touche ("D&T") that the Board of Directors of the Corporation had determined that at the shareholders annual meeting on June 8, 2006, D&T would not be proposed for reappointment as auditors of the Corporation and that PricewaterhouseCoopers
LLP will be proposed for appointment as the auditors of the Corporation.
            The Corporation's determination to change auditors was not a result of any "reportable event" as such term is defined in National Instrument 51-102.
A copy of the "reporting package" as such term is defined in National
Instrument 51-102 has been filed on SEDAR at www.sedar.com. As a result of change of the auditors of the Corporation, the financial statements of the
Corporation for the period ended March 31, 2006 have been reviewed by
PricewaterhouseCoopers LLP.

            Other Information

            Additional information regarding the Company is included in the Company's
Annual Information Form filed with the Canadian securities regulators and the
United States Securities and Exchange Commission, a copy of which is posted on the SEDAR website at www.sedar.com.
            This news release should be read in conjunction with the Company's unaudited consolidated financial statements for the first quarter ended
March 31, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, related annual Management's Discussion and Analysis, and the Annual Information Form/40-F on file with the Canadian provincial securities regulatory authorities and the U.S. Securities and
Exchange Commission. This Management's Discussion and Analysis has been prepared as of May 11, 2006.

            Cautionary Note on Forward Looking Statements

            Certain statements included in this news release are forward-looking statements, which are made pursuant to the "safe harbour" provisions of the
United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as
"may", "expect, "intend", "plan", "forecast", and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, metal price volatility, fluctuations in foreign exchange rates, economic and political events affecting metal supply and demand, fluctuations in ore grade or ore tonnes milled, geological, operating and environmental risks, problems during the development, construction and start-up phases of an underground mine, inadequacy of environmental insurance. For a more comprehensive review of risk factors, please refer to the Company's most recent annual report under
"Management's Discussion and Analysis of Financial Results" and Form 40-F
under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities filed on SEDAR at
www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-
looking statements.

            Breakwater Resources Ltd.
            Consolidated Balance Sheets
            As at March 31, 2006 and December 31, 2005
            (Expressed in thousands of Canadian dollars)
            (Unaudited)

            -------------------------------------------------------------------------
                                                              March 31,  December 31,
                                                                  2006          2005
            -------------------------------------------------------------------------
            Assets
            Current Assets
            Cash and cash equivalents                      $    28,609   $    18,749
            Restricted cash                                      3,526         3,929
            Short-term investments                               5,833         2,523
            Accounts receivable - concentrate                   18,588         3,027
            Other receivables                                    8,440         9,369
            Concentrate inventory                               50,037        47,501
            Materials and supplies inventory                    21,670        21,388
            Prepaid expenses and other current assets            4,697         3,934
            Future income tax assets                            30,163         6,517
            -------------------------------------------------------------------------
                                                               171,563       116,937
            Deferred Financing Fees                                448           344
            Reclamation Deposits                                20,370         6,808
            Mineral Properties and Fixed Assets                169,772       165,168
            Long-term Investment                                     -         5,615
            Restricted Promissory Note                          62,285        62,285
            -------------------------------------------------------------------------
                                                           $   424,438   $   357,157
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Liabilities
            Current Liabilities
            Accounts payable and accrued liabilities       $    32,467   $    32,797
            Provisional payments for concentrate
             inventory shipped and not priced                   41,989        14,807
            Short-term debt including current portion
             of long-term debt (note 6)                         22,286        14,585
            Income and mining taxes payable                        390           164
            Current portion of reclamation, closure
             cost accruals and other environmental
             obligations                                         9,406        10,165
            -------------------------------------------------------------------------
                                                               106,538        72,518
            Deferred Income                                      6,735         6,888
            Long-term Lease Obligations                            860           984
            Royalty Obligation                                  62,479        62,479
            Long-term Debt                                         500         4,143
            Reclamation, Closure Cost Accruals and
             Other Environmental Obligations                    40,126        40,099
            Employee Future Benefits                             5,075         5,379
            Future Income Tax Liabilities                        1,921         1,921
            -------------------------------------------------------------------------
                                                               224,234       194,411
            -------------------------------------------------------------------------
            Shareholders' Equity
            Capital stock                                      334,182       335,512
            Warrants                                             8,561         8,561
            Contributed surplus                                  3,403         3,300
            Deficit                                           (134,061)     (172,928)
            Cumulative translation adjustments                 (11,881)      (11,699)
            -------------------------------------------------------------------------
                                                               200,204       162,746
            -------------------------------------------------------------------------
                                                           $   424,438   $   357,157
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Breakwater Resources Ltd.
            Consolidated Statements of Operations and Deficit
            For the Periods Ended March 31, 2006 and 2005
            (Expressed in thousands of Canadian dollars except share and per share amounts)
            (Unaudited)

            -------------------------------------------------------------------------
                                                                  Three Months ended
                                                                       March 31,
                                                                  2006          2005
            -------------------------------------------------------------------------
            Gross sales revenue                            $    80,658   $    91,301
            Treatment and marketing costs                       24,849        29,925
            -------------------------------------------------------------------------
            Net revenue                                         55,809        61,376
            -------------------------------------------------------------------------
            Operating Costs
            Direct operating costs                              28,813        44,802
            Depreciation and depletion                           5,341         7,273
            Reclamation and closure costs                          942         1,280
            -------------------------------------------------------------------------
                                                                35,096        53,355
            -------------------------------------------------------------------------
            Contribution from Mining Activities                 20,713         8,021
            -------------------------------------------------------------------------
            Other Expenses (Income)
            General and administrative                           3,145         2,006
            Stock-based compensation                               396           226
            Interest and financing                               1,413           231
            Investment and other income                         (1,587)       (1,361)
            Loss on gold loan                                    1,096             -
            Foreign exchange loss on US dollar
             denominated debt                                      118             -
            Other foreign exchange loss                             41             -
            -------------------------------------------------------------------------
                                                                 4,622         1,102
            -------------------------------------------------------------------------
            Earnings Before the Following:                      16,091         6,919
            -------------------------------------------------------------------------
            Exploration costs                                      800             -
            Other non-producing property costs                   2,116         2,956
            Income and mining tax recovery                     (25,692)         (104)
            -------------------------------------------------------------------------
                                                               (22,776)        2,852
            -------------------------------------------------------------------------
            Net Earnings                                        38,867         4,067
            Deficit - Beginning of Period                     (172,928)     (187,667)
            -------------------------------------------------------------------------
            Deficit - End of Period                        $  (134,061)   $ (183,600)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Basic Earnings per Common Share                $      0.10    $     0.01
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Diluted Earnings per Common Share              $      0.09    $     0.01
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Basic Weighted-Average Number of
             Common Shares Outstanding                     382,030,000   365,679,000
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Breakwater Resources Ltd.
            Consolidated Statements of Cash Flows
            For the Periods Ended March 31, 2006 and 2005
            (Expressed in thousands of Canadian dollars)
            (Unaudited)

            -------------------------------------------------------------------------
                                                                  Three Months ended
                                                                       March 31,
                                                                  2006          2005
            -------------------------------------------------------------------------
            Cash Provided by (Used in)
            Operating Activities
            Net earnings                                   $    38,867   $     4,067
            -------------------------------------------------------------------------
            Non-cash items:
              Depreciation and depletion                         5,341         7,273
              Gain on sale of investment                             -          (830)
              Unrealized loss on gold loan                         968             -
              Foreign exchange loss US dollar
               denominated loans                                   243             -
              Other non-cash items                                 117           (10)
              Stock-based compensation                             396           226
              Deferred income                                     (153)          (15)
              Future income taxes                              (23,646)          200
              Reclamation closure cost accruals and
               other environmental obligations                     942         1,280
              Employee future benefits                             443           421
            -------------------------------------------------------------------------
                                                               (15,349)        8,545
            -------------------------------------------------------------------------
            Payment of reclamation, closure cost
             accruals and other environmental obligations       (1,682)       (1,821)
            Payment of employee future benefits                   (747)         (568)
            Changes in non-cash working capital items           11,101         1,244
            -------------------------------------------------------------------------
            Net cash provided by operating activities           32,190        11,467
            -------------------------------------------------------------------------
            Financing Activities
              Decrease in restricted cash                          403           345
              Issue of common shares for cash                      722           951
              Renunciation of flow-through share value          (2,345)
              Deferred Financing fees                             (223)            -
              Decrease in long-term lease obligations             (124)
              Increase (decrease) in short-term debt             2,847          (113)
              Increase in long-term debt                             -             1
            -------------------------------------------------------------------------
            Net cash provided by financing activities            1,280         1,184
            -------------------------------------------------------------------------
            Investing Activities
              Reclamation deposits                             (13,562)       (1,954)
              Mineral properties and fixed assets              (10,048)       (9,018)
            -------------------------------------------------------------------------
            Net cash used in investing activities              (23,610)      (10,972)
            -------------------------------------------------------------------------
            Increase in Cash                                     9,860         1,679
            Cash and Cash Equivalents - Beginning of Period     18,749        12,667
            -------------------------------------------------------------------------
            Cash and Cash Equivalents - End of Period      $    28,609   $    14,346
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Supplemental Disclosure of Cash Flow Information
            Cash paid for:
              Interest                                     $       218   $        54
              Income and mining taxes                      $       181   $       345

            >>

            %CIK: 0000782875

            /For further information: Richard Godfrey, Chief Financial Officer,
(416) 363-4798 Ext. 276; Ann Wilkinson, Vice President, Investor Relations,
(416) 363-4798 Ext. 277/
            (BWR.)

CO:  Breakwater Resources Ltd.

CNW 11:39e 12-MAY-06